Comparison of AmerenUE-Missouri Average Retail Rates
(cents per kilowatthour)



Source: DOE/EIA. 2006-2007 rates based on DOE forecast.

Non-restructured states are those states that have not deregulated the generation of electricity, similar to Missouri.

Midwest states based on Census Region definitions.

Other Missouri IOUs are Aquila, Empire District Electric, and Kansas City Power & Light.

Retail customers include residential, commercial, and industrial customers.

Average Consumer Electricity Prices (2005) for All Major Metropolitan Areas Reported by the Bureau of Labor Statistics



Sources and Notes:
BLS data based on monthly surveys of 10 residential electricity bills per metropolitan area.
Rates do not include seasonal discounts.
Source: www.bls.gov/data.
Percentages indicate extent to which each city's rates are higher than rates in St. Louis.

2002-2005 Changes in Electric Rates & Consumer Prices



Consumer Prices in St. Louis, MO-IL:

- All Consumer Products — 10%
- Single Family Homes — 23%
- Medical Care — 15%

Consumer Energy Products in Midwest Urban Areas:

- Gasoline — 60%
- Fuel Oil — 95%
- Natural Gas — 71%

Electricity Rates (Residential):

- AmerenUE-MO — -6%
- Midwest States — 5%
- Non-Restructured States — 13%
- US — 11%

(x-axis: -20%, 0%, 20%, 40%, 60%, 80%, 100%)

Sources and Notes:

Consumer prices based on Bureau of Labor Statistics (BLS) St. Louis CPI indices and Office of Federal Housing Enterprise Oversight data.

Consumer energy prices based on BLS Midwest Urban average prices.

2002 rate data from EIA Form 861. 2005 rate data from DOE/EIA Form 826.

Midwest states based on Census Region definitions.

Non-restructured states are those states that have not deregulated the generation of electricity, similar to Missouri.

AmerenUE Average Retail Rates vs. AmerenUE Capital Expenditures



Source: DOE/EIA.
Retail customers include residential, commercial, and industrial customers.
* 2006 capital expenditures based on forecast.

— AmerenUE-MO Rates

▬ AmerenUE Capital Expenditures